Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated June 30, 2025

Relating to Preliminary Prospectus Supplement dated June 30, 2025 and Prospectus dated August 5, 2024

Registration No. 333-281046

New York Mortgage Trust, Inc.

$85,000,000
9.875% Senior Notes due 2030

Pricing Term Sheet
June 30, 2025

Issuer:	New York Mortgage Trust, Inc., a Maryland corporation (the “Company”)

Title of the Securities:	9.875% Senior Notes due 2030 (the “Notes”)

Type of Offering:	SEC Registered

Principal Amount:	$85,000,000

Over-Allotment Option:	Up to $12,750,000 aggregate principal amount of Notes within 30 days of the date hereof

Type of Note:	Fixed rate note

Stated Maturity Date:	October 1, 2030

Interest Rate:	9.875%

Trade Date:	June 30, 2025

Settlement Date:	July 8, 2025 (T + 5)*

Interest Payment Dates:	Each January 1, April 1, July 1 and October 1, commencing on October 1, 2025. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment

Interest Periods:	The initial interest period will be the period from and including July 8, 2025, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be

Day Count Basis:	360-day year of twelve 30-day months

Issue Price:	$25.00

Price to Issuer:	$24.2125

Net Proceeds to the Issuer, before Expenses:	$82,322,500 total assuming the option is not exercised

Denominations:	$25.00 and integral multiples of $25.00 in excess thereof

Optional Redemption:	The Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after October 1, 2027, upon not less than 30 days nor more than 60 days written notice to holders prior to the redemption date, at a redemption price equal to 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date

CUSIP / ISIN:	CUSIP: 649604 816 ISIN: US6496048165

Expected Rating:**	BBB (Egan-Jones)

Listing:	The Company intends to apply to list the Notes on the Nasdaq Global Select Market under the trading symbol “NYMTH” and expects trading of the Notes to commence within 30 days after the original issue date

Joint Book-Running Managers:	Morgan Stanley & Co. LLC, Keefe, Bruyette & Woods, Inc., Piper Sandler & Co., RBC Capital Markets, LLC, UBS Securities LLC and Wells Fargo Securities, LLC

Trustee:	U.S. Bank Trust Company, National Association

*            Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to their delivery will be required, by virtue of the fact that the Notes will initially settle T+ 5, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their own advisors.

**          Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a base prospectus dated August 5, 2024) and a preliminary prospectus supplement dated June 30, 2025 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC by calling 1-800-584-6837, Keefe, Bruyette & Woods, Inc. by calling 1-800-966-1559, Piper Sandler & Co. by emailing fsg-dcm@psc.com, RBC Capital Markets, LLC by calling 1-866-375-6829, UBS Securities LLC by calling 1-833-481-0269 or Wells Fargo Securities, LLC by calling 1-800-645-3751 or by emailing wfscustomerservice@wellsfargo.com.